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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
(Amendment No. 1)*

Launch Media, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

518567 10 2
(CUSIP Number)

Susan L. Decker
Senior Vice President, Finance and Administration and Chief Financial Officer
Yahoo! Inc.
701 First Avenue,
Sunnyvale, California 94089
(408) 349-3300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 9, 2001
(Date of Event which Requires Filing of this Statement)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

    Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

    *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 518567 10 2	Page 1 of 4

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Yahoo! Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) / /
(b) /X/

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

NUMBER OF	7.	Sole Voting Power 12,543,266
SHARES
BENEFICIALLY	8.	Shared Voting Power 0
OWNED BY EACH
REPORTING	9.	Sole Dispositive Power 12,543,266
PERSON WITH
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,543,266

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* / /

13.	Percent of Class Represented by Amount in Row (11) Approximately 92.5%(1)

14.	Type of Reporting Person*
CO

(1)	Based on 13,549,249 shares outstanding as of August 8, 2001.

CUSIP No. 518567 10 2	Page 2 of 4

    This Amendment No. 1 amends and supplements the Schedule 13D (the "Schedule 13D") originally filed on July 9, 2001 by Yahoo, Inc., a Delaware corporation ("Yahoo!") and relates to the offer by Jewel Acquisition Corporation, a Delaware corporation and direct wholly-owned subsidiary of Yahoo! ("Purchaser"), to purchase all outstanding shares of common stock, par value $0.001 per share (the "Shares") of Launch Media, Inc., a Delaware corporation ("Launch"), at a purchase price of $0.92 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Merger Agreement. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

    The items of the Schedule 13D set forth below are hereby amended and supplemented as follows:

  Item 4—Purpose of Transaction

    Item 4 is amended and supplemented by adding the following paragraphs immediately after the final paragraph thereof:

    "The initial offering period of the Offer expired at 12:00 midnight, New York City time on August 8, 2001.

    As of 12:00 midnight, New York City time on August 8, 2001, 12,543,266 Shares had been tendered pursuant to the Offer and not withdrawn (including 2,246,238 Shares tendered through notice of guaranteed delivery), which constituted approximately 92.5% of the total number of Launch's then-outstanding Shares. On August 9, 2001, Yahoo! accepted for payment all such tendered Shares."

  Item 5—Interest in the Securities of the Issuer

    Subsections (a) and (b) of Item 5 amended and restated in their entirety as follows:

    "(a) and (b) Yahoo! has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 12,543,266 Shares, representing approximately 92.5% of the outstanding Shares of Launch.

    Except as set forth in this Item 5 and Schedule I to the Schedule 13D, neither Yahoo!, nor any other person controlling Yahoo! nor, to the best knowledge of Yahoo!, any persons named in Schedule I to the Schedule 13D beneficially owns any Shares."

    Yahoo! has the sole power to vote and dispose of 12,543,266 Shares.

CUSIP No. 518567 10 2	Page 3 of 4

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 9, 2001	/s/ JEFFREY MALLETT Jeffrey Mallett President and Chief Operating Officer

CUSIP No. 518567 10 2	Page 4 of 4

EXHIBIT INDEX

Exhibit	Description
1*	Agreement and Plan of Merger dated as of June 27, 2001, by and among Yahoo! Inc., Jewel Acquisition Corporation and Launch Media, Inc.
2*
Stockholders Agreement dated as of June 27, 2001, by and among Yahoo! Inc. and certain officers and directors of Launch, certain related or affiliated entities of such officers and directors and certain other stockholders of Launch (but not including The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership).
3*
Stockholders Agreement dated as of June 27, 2001, by and among Yahoo! Inc. and The Phoenix Partners III Liquidating Trust, The Phoenix Partners IV Limited Partnership and The Phoenix Partners IIIB Limited Partnership.

*
Incorporated herein by reference to the Schedule 13D filed by Yahoo! Inc. on July 9, 2001.

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EXHIBIT INDEX